Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Jetson AI Inc.
251 W 30th Street, Suite 507
New York, NY 10001
www.jetson.ai

Up to $1,070,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Jetson AI Inc.
Address: 251 W 30th Street, Suite 507, New York, NY 10001
State of Incorporation: DE
Date Incorporated: June 16, 2017

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $1,070,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: February 01, 2023
Valuation Cap: $20,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 1.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
Standard common stock voting right including right to vote in elections for the board of directors and proposed operational alterations

Material Rights:

<p>A total of 1,500,000 shares of common stock is authorized for issuance under its 2018 Omnibus Stock Incentive Plan. As of the date hereof, 1,075,000 shares of common stock are available for issuance under the 2018 plan. </p> <p>The total amount outstanding includes 1,075,000 of shares to be issued pursuant to stock options, reserved but unissued.</p> <p>The total amount outstanding includes 425,000 of shares to be issued pursuant to stock options issued.</p>

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that

is an intermediary in a transaction involving the offer or sale of securities initiated from May 4, 2020 to February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investments Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus interest

Super Early Bird - Next 72 hours | 10% bonus interest

Early Bird Bonus - Next 7 days | 5% bonus interest

Volume

Tier 1 perk - ($500 + Jetson T-shirt with Logo printed on it)

Tier 2 perk - ($1000 + Jetson Hat (Cap Style) with Embroidered Logo)

Tier 3 perk - ($5,000+ FREE Jetson Seller account for life (value of $49/month))

Tier 4 perk - ($10,000+ 30 minute "Ask Me Anything" Zoom Session with CEO Peter Peng + 5% bonus interest)

Tier 5 perk - ($25,000+ 10% bonus interest)

Tier 6 perk - ($50,000+ 15% bonus interest)

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Jetson AI, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 1.1%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Founded in 2017, Jetson is a voice-first SaaS (Software as a Service) platform that aims to upgrade the smart speaker and voice assistant experience with greater intelligence. The Company's product provides artificial intelligence (AI) technology designed to enable businesses to sell their products and services through intelligent voice technology such as Amazon Alexa and Google Home. Businesses can either create a voice-first marketplace with a self-service dashboard, or integrate the technology into their existing systems with our application program interface (API) to build custom voice technology solutions. Our technology helps consumers and voice assistants have multi-step conversations in which voice assistants can more accurately respond to various customer requests, as well as securely process transactions. It utilizes machine learning algorithms that continually learn based on customer interactions. By allowing consumers to speak naturally, we see an opportunity for our voice technology to create a frictionless customer experience in the areas of e-commerce shopping, restaurant food ordering, and hospitality engagement.

Competitors and Industry

The Company's primary competitors are Clinc, Orderscape, Voicify, and Voysis.

The Company competes most directly with other voice AI companies providing an end-to-end solution to businesses that seek to join the voice commerce industry. The Company believes the following factors enable it to compete effectively.

• Early-Mover Advantage: Over the first few years the team at Jetson identified certain pain points and barriers to entry within the market and has identified and penetrated two vertical industries – food and retail – with its emerging technology.

• Partnerships: Jetson has successfully signed partnerships with large enterprises such as Amazon, Shopify, Delivery.com, and Square. These partnerships allow their merchants to easily join the Jetson platform.

• Pricing & Scalability: Jetson's platform helps businesses of all sizes to create a voice-first marketplace using its turnkey dashboard and self-service platform. Jetson aims to differentiate itself by avoiding an agency model that creates one off voice solutions for brands. By doing this, Jetson hopes to reduce the time and cost needed for deployment in their voice store. Jetson offers both a free and a paid version.

Customer Base

The Company's customers currently primarily include retailers, restaurants and hospitality merchants that pursue an e-commerce strategy and a digital presence.

Current Stage and Roadmap

Current Development Stage

Jetson AI is a voice-first SaaS (Software as a Service) platform that aims to upgrade the smart speaker and voice assistant experience with greater intelligence. The Company's product provides artificial intelligence (AI) technology for businesses to join Jetson's voice-first marketplace or integrate into their own systems to process voice ordering through smart speakers such as Amazon Alexa and Google Home. By allowing consumers to speak naturally, Jetson sees an opportunity for its voice technology to create a frictionless customer experience in the areas of e-commerce shopping, restaurant food ordering, and hospitality engagement.

Current Market

E-commerce, restaurants and hospitality merchants can use Jetson's technology to allow their customers to place voice orders and purchase through voice channels. Consumers (customers of these businesses) are the end users.

The Company currently offers three versions of its technology: a free-to-use Basic service, Jetson, and Jetson Enterprise. Jetson's technology is engineered to be platform agnostic and currently can be integrated with communication channels such as Alexa, Google Home, phone, SMS Text, messaging, and mobile apps. In 2020, the Company released its own mobile app for consumers available on both Android and iOS devices. Customers can place orders, manage their general account information, and set up Jetson Pay through the app.

Currently, the Company sells its technology to small- and medium-sized businesses in partnership with various go-to-market partners. It distributes its technology online, through its direct sales force, and through a variety of indirect distribution channels such as value-added resellers and partners. As of November 2020, the Company has more than 13,150 businesses signed up on its platform, up from 138 in October 2019. Of those businesses, more than 8,650 are signed up as sellers on the platform. Additionally, there are over 1.4 million products on the Jetson platform, mostly comprised of restaurant offerings.

Intellectual Property

Currently the company has the following registered IP.

Patents

62630457

(PCT/US19/17937)

Speech recognition ordering system and related method

The Company filed a patent related to a speech recognition ordering system based on a configuration that provides additional ordering prompts in response to speech input

into an audio input device with microphone. The patent aims to be fairly encompassing of the entire process of multi-step ordering. The patent also covers conversational ordering through text-based messaging.

62747829

(PCT/US19/17937)

Speech recognition ordering system with voice authentication and related method

A processor may be configured to determine a given biometric characteristic for the given user, identify the given user from the set of different users by comparing the given biometric characteristic with the biometric characteristic for each of the set of different users and perform speech recognition on the speech input using an order database having potential order permutations.

63052136

Speech recognition ordering system with machine learning and related methods

A speech recognition ordering server may include an NLP module configured to process a speech input having an order from a given user to generate a search input. The speech recognition ordering server may also include a search engine module configured to generate search results based upon the search input and a machine learning module configured to process the search results to generate processed search results.

Trademarks

0129363

Speech recognition software

JETSON

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its operations in the areas of digital content, e-commerce, intellectual property ownership and infringement, tax, data privacy requirements, labor and advertising among others. Compliance with these laws, regulations and similar requirements may be onerous and expensive, further increasing the cost of compliance and doing business.

Future Roadmap

In 2021, Jetson plans to continue to focus on bringing more businesses and consumers into its voice ecosystem, further developing existing product features, offering a new on-premise product, and continuing to integrate with third-party businesses.

Jetson is in the process of developing and releasing a new contactless solution for on-

premise ordering at restaurants. The solution would allow restaurant customers to place a contactless order at the table by scanning a QR code. Once the QR code is scanned, the Jetson system would act as the restaurant waiter for that table, asking customers for their order and providing diners with options for further orders and checkout. Jetson anticipates that users will be able to pay for their bill with Jetson Pay through integration with third-party payment systems (e.g. Square, etc.).

In addition, Jetson plans to add additional features to Jetson Pay that would enable it to act as a concierge, collecting initial payment from consumers and then using that payment to purchase the product from a restaurant, retailer, or other business. The Company intends to make this service complimentary to payment services used by businesses, such as Square.

Jetson hopes to continue integrating with several payment system providers and large retailers. Additionally, the Company anticipates completing its integration with Amazon Pay in Q1 of 2021.

The Team

Officers and Directors

Name: Peter Peng

Peter Peng's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman, Founder, CEO
  Dates of Service: June 20, 2017 - Present
  Responsibilities: Manages day to day operations, fundraising, business development and product development efforts. (salary $150,000 / per year)

Other business experience in the past three years:

- **Employer:** UniKey Technologies
  Title: Head of Marketing and Design
  Dates of Service: December 01, 2015 - April 01, 2017
  Responsibilities: Main responsibilities included creating annual marketing strategy for the organization, bringing new and disruptive products to market (hardware and software) through a combination of traditional and digital marketing campaigns, providing thought leadership, and providing support across all projects in order to make an impact on the access control industry.

Name: Heber Maughan

Heber Maughan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: October 17, 2019 - Present
  Responsibilities: Responsible for the planning, implementation, managing and running of all the finance activities of a company, including business planning, budgeting, forecasting and negotiations. (~1% equity or "150,000 shares of common stock" equity grant to work full-time until the crowdfund offering is launched. Salary of $130,546.00 with additional 300,000 stock option grant thereafter)

Other business experience in the past three years:

- **Employer:** MaughanSullivan LLC
  Title: Owner
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Outsourced CFO services, forensic accounting, audits, peer reviews, tax services, and business strategy consulting.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the crowd notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering convertible notes in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Jetson AI product and have started to begin commercialization. Delays or cost overruns in the development of our Jetson AI product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The convertible note that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Jetson AI is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 1 trademark, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its

unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Jetson AI, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Jetson AI, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Forward Looking Statement Disclosure
This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in

material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized as a Delaware corporation on June 16, 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These

demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

In general, demand for our products and services is correlated with general economic conditions.

A portion of our revenue is correlated with discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, our existing customers and target market may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also

experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we are likely to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We are reliant on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have

taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The development and commercialization of our product is competitive.

We may face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing rentals, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time

if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "Related Person Transactions" for further details.

The Company's success depends on the experience and skill of its executive officers, key employees and the board of directors.
In particular, the Company is dependent on Peter Peng who is Founder and CEO of the Company. The Company may enter into an employment agreement Peter Peng although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Peter Peng or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Peter Peng in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to this individual in the event of their death or disability. Therefore, if Peter Peng dies or becomes disabled, the Company will not receive any compensation to assist with his absence. The loss of such person could negatively affect the Company and its operations.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large

indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Public health epidemics or outbreaks, such as COVID-19, could materially and adversely impact our business.
In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The ultimate impact of the COVID-19 pandemic on our company's operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or our company, may direct, which may result in an extended period of continued business disruption and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but may have a material adverse impact on our business, financial condition and results of operations.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is

purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the

shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the unitholders for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000

raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 65.46% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risk

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may

affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Peter Peng	9,960,000	Common Stock	60.12

The Company's Securities

The Company has authorized Common Stock, SAFE (Simple Agreement for Future Equity), Crowd Notes, Convertible Note, Convertible Note, Convertible Note , Convertible Note, and Convertible Note Reg CF 2021.

Common Stock

The amount of security authorized is 20,000,000 with a total of 16,716,110 outstanding.

Voting Rights

Standard common stock voting right including right to vote in elections for the board of directors and proposed operational alterations

Material Rights

A total of 1,500,000 shares of common stock is authorized for issuance under its 2018 Omnibus Stock Incentive Plan. As of the date hereof, 1,075,000 shares of common stock are available for issuance under the 2018 plan.

The total amount outstanding includes 1,075,000 of shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes 425,000 of shares to be issued pursant to stock options issued.

SAFE (Simple Agreement for Future Equity)

The security will convert into Preferred stock and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:

Amount outstanding: $50,000.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $0.00
Conversion Trigger: SAFE will convert at a discount to the price-per-share paid in on the next equity financing in which preferred stock is issued.

Material Rights

There are no material rights associated with SAFE (Simple Agreement for Future Equity).

Crowd Notes

The security will convert into Preferred stock and the terms of the Crowd Notes are outlined below:

Amount outstanding: $1,070,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Crowd Notes will convert with a discount or a valuation cap of $6 million or $8 million (investors who invested the first $25,000 in the offering received a valuation cap of $6 million, instead of $8 million for investors who invested thereafter) in connection with a qualified financing in which preferred stock is sold for at least $1 million.

Material Rights

The offering of such crowd notes closed as of October 1, 2019.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: May 07, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Note will automatically convert in connection with a qualified financing of at least $2.5 million.

Material Rights

Interest rate and payment schedule

4% annually, payable at maturity which is 24 months from issuance in May 2019

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF

Note will automatically convert with a 20% discount or a valuation cap of $6 million in connection with a qualified financing of at least $2.5 million.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: August 01, 2021
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Note will automatically convert in connection with a qualified financing of at least $2.5 million.

Material Rights

Interest rate and payment schedule

4% annually, payable at maturity which is 24 months from issuance in August 2019

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF

Note will automatically convert with a 20% discount or a valuation cap of $6 million in connection with a qualified financing of at least $2.5 million.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: July 09, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Note will automatically convert in connection with a qualified financing of at least $2.5 million.

Material Rights

Interest rate and payment schedule

 4% annually and payable 24 months from issuance in July 2020

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF

Note will automatically convert with a 20% discount or a valuation cap of $20 million upon an equity financing of at least $2.5 million. Note can convert into shares of common stock at any time, but no less than full, at the holder's election while the Note is outstanding.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00
Maturity Date: November 09, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $18,000,000.00
Conversion Trigger: Note will automatically convert in connection with a qualified financing of at least $2.5 million.

Material Rights

Interest rate and payment schedule

 4% annually and payable 24 months from issuance in November 2020

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF

Note will automatically convert with a 20% discount or a valuation cap of $18 million upon an equity financing of at least $2.5 million. Note can convert into shares of common stock at any time, but no less than full, at the holder's election while the Note is outstanding.

Convertible Note Reg CF 2021

The security will convert into Common stock and the terms of the Convertible Note Reg CF 2021 are outlined below:

Amount outstanding: $1,070,000.00
Maturity Date: February 01, 2023
Interest Rate: 1.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Note will convert with a discount or a valuation cap of $20 million in connection with a qualified financing in which preferred stock is sold for at least $1 million.

Material Rights

Interest rate and payment schedule

1% annually, payable at maturity date.

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF

Note will convert with a discount or a valuation cap of $20 million in connection with a qualified financing in which preferred stock is sold for at least $1 million.

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for

bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

What it means to be a minority holder

As a minority holder of convertible notes of the company, you will have no voting rights and limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,147,500.00
  Number of Securities Sold: 3,246,110
  Use of proceeds: Business and product development
  Date: March 07, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Business and product development
  Date: February 06, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Business and product development
  Date: May 07, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Business and product development
  Date: August 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Business and product development
  Date: July 09, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Crowd Notes
  Final amount sold: $1,070,000.00
  Use of proceeds: Business and product development
  Date: July 26, 2019
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Business and Product Development
  Date: November 09, 2020

Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue

Revenue for fiscal year 2018 was $8,494, an increase as compared to fiscal year 2017 revenue of $0. The reason for the increase was due to Jetson still being in the ideation phase in 2017 and the company did not open a bank account until 2018. During this phase the founder and CEO Peter Peng was designing and developing the initial prototype using IBM Watson's NLU technology. Peter later moved to New York City in order to raise capital for Jetson in early 2018.

Cost of sales

Cost of sales in 2018 was $875, an increase of approximately $875, from costs of $0 in fiscal year 2017. The increase was largely due to Jetson acquiring an early customer to build a custom voice application as well as being in the ideation phase of development in with no cost of sales in 2017.

Gross margins

2018 gross profit increased by $7,567 over 2017 gross profit and gross margins as a percentage of revenues was set at 89% in 2018.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Total operating expenses in 2018 increased $645,579 from

2017. In 2018 Jetson hired key engineering and product personnel which increased compensation and benefits costs for product development related expenses.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $1,435, a decline as compared to fiscal year 2018 revenue of $8,494. The reason for the decline was strategic in nature and was based on Jetson's shifted focus towards building its own proprietary core NLU (natural language understanding) technology. This shift required more attention to product development and R&D efforts initially so that it could achieve first-scaler advantage once the voice commerce market was ready to gain mass adoption. Prior to the shift in strategy, Jetson was using IBM Watson's NLU technology and taking on client projects in order to generate revenue. We found that this agency like business model could gain some initial traction but was not scalable and could be quite costly in the future. By the end of 2019, the Jetson team successfully built and launched the beta version of its voice commerce platform and debuted the solution to early customers.

Cost of sales

Cost of sales in 2019 was $52, a decrease of approximately $875, from costs of $927 in fiscal year 2018. The reduction was largely due to an increase in higher-margin SMB sales to beta customers within Jetson's turnkey voice commerce platform. The decrease was also attributed to less revenue generated as part of Jetson's strategy from moving from an agency business model to its more scalable and turnkey business model.

Gross margins

2019 gross profit decreased by $7,059 over 2018 gross profit and gross margins as a percentage of revenues increased from 89% in 2018 to 96% in 2019. This improved performance in margin was caused by lowering the cost of sales through Jetson's new strategy focused on achieving first-scaler advantage with Jetson's proprietary NLU technology.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Total operating expenses in 2019 increased $377,465 from 2018. Approximately $200,000 of this increase was due to increased compensation and benefits costs for research and development expenses.

Up to October 31, 2020 compared to year ended December 31, 2019

Revenue

Revenues for 2020 up to October 31 was $5,437, an increase as compared to fiscal year

2019 revenue of $1,435. The reason for the increase was the continued traction with beta customers on Jetson's newly developed voice commerce platform. This early traction allowed Jetson to create a feedback loop from customers in order to iterate the product and further product development and R&D efforts. Focus in 2020 was to achieve product-market fit and as a result lead the Jetson team to build out new features on the platform such as our own proprietary voice search engine and deals platform in order to enhance discoverability and engagement for our merchants on voice-first channels.

Cost of sales

Cost of sales for 2020 up to October 31 was $88, an increase of approximately $36, from costs of $52 in fiscal year 2019. The increase was largely due to software costs used by the business development team members in order to manage sales and support efforts for existing customers.

Gross margins

Gross profit for 2020 up to October 31 increased by $4,002 over 2019 year end gross profit and gross margins as a percentage of revenues increased from 98% in 2020 to 96% in 2019. This was the first time in the history of the company where both revenues and margins increased. The shift in strategy that occurred in 2019 contributed these gains and will allow Jetson to finally achieve first-scaler advantage.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Total operating expenses in 2020 up to October 31 decreased $418,124.37 as compared to year end 2019. The decrease is in part attributed to the comparison of full fiscal year 2019 to 2020 without the months of November and December. We anticipate that once the financials will still see a decrease of approximately $200,000 in expenses as the company's management had capped the operating expenses to approximately $100,000 per month for both November and December 2020.

Historical results and cash flows:

Since 2018, Jetson has generated approximately $15,366 in total revenues. The largest driver for why the revenue numbers have historically been low primarily has to do with the strategy focus on building out its own core NLU technology and voice-first marketplace in order to acheive product market fit and first-scaler advantage in an emerging market like voice commerce. The voice commerce industry is expected to hit an inflexion point ($80b market by 2023*) according to experts like Juniper Research. The management team has been focused on being ready for this inflexion point as there is now a race to voice commerce through businesses needing to find contactless and touch-free ordering solutions for it's customers during the COVID19 pandemic.

By looking at the historical results, we have seen that management's strategy is working. 2020 was the first time in the history of the company where both revenues and profit margins increased prior to the fiscal year. The focus on these unit economics and product development in tandem will allow the Jetson team to have a distinct competitive advantage long term.

Currently, the company is focused on onboarding merchants to its platform with it's renewed strategy. It expects to begin generating meaningful revenue from both SMB and Enterprise merchants in 2021. The projected revenue target is approximately $810,000 by year end 2021.

* https://www.juniperresearch.com/press/press-releases/digital-voice-assistants-in-use-to-8-million-2023

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2020, the company had approximately $152,600 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

If the maximum amount is raised in this offering, the company anticipates having approximately 12 months of runway. The funds of the campaign are critical to being able to support the company's operations. Facilitating a rolling close will be beneficial to getting the company the working capital it needs in order to become revenue generating and successful in future fundraising efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, these funds are viable to the success of the company. While the company are in discussions with potential institutional investors, this capital will allow us to start generating the revenue needed for these types of investors to participate in subsequent growth rounds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the minimum is raised, the company anticipates having approximately less than one month of runway.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum amount is raised in this offering, the company anticipates having approximately 12 months of runway.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are currently in discussions with several very large instituational investors looking to participate in our next equity round once Jetson's technology can start producing meaningful revenue around the $1mm ARR mark.

Indebtedness

- **Creditor:** Small Business Administration Paycheck Protection Program Bank loan
  Amount Owed: $100,457.50
  Interest Rate: 1.0%
  Maturity Date: April 25, 2022
  1% of principal balance payable over two years; subject to 100% forgiveness.

- **Creditor:** Joel Wertzberger
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: August 31, 2021
  At Lender's option, in lieu of cash payment, accrued interest may convert to common stock of the Company at a pre-money valuation of $20 million. In the event of default, the unpaid principal and interest will convert to shares of common stock based upon two times the outstanding balance at a pre-money valuation of $20 million.

- **Creditor:** Yidi Wertzberger
  Amount Owed: $100,000.00
  Interest Rate: 5.0%
  Maturity Date: August 25, 2021
  At Lender's option, in lieu of cash payment, accrued interest may convert to common stock of the Company at a pre-money valuation of $20 million. In the event of default, the unpaid principal and interest will convert to shares of common stock based upon two times the outstanding balance at a pre-money valuation of $20 million.

- **Creditor:** Dale Merritt
  Amount Owed: $15,000.00
  Interest Rate: 3.0%
  Maturity Date: August 01, 2020
  In the event of default, the 3% monthly simple interest will convert into compounded interest on an annual basis.

- **Creditor:** TriNet HR III, Inc.
  Amount Owed: $34,561.34
  Interest Rate: 0.0%
  Maturity Date: March 01, 2023
  Amount of $36,561.34 with a single payment of $10,968.40 in January 2020 and monthly payments of $1,000 thereafter until the balance is paid in full.

Related Party Transactions

- **Name of Entity:** Peter Peng
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The CEO made an initial investment in the Company of $5,000 in early 2018.
  Material Terms: He received two short-term advances of $5,000 during 2019 and incurred some personal expenses paid by the Company. The Company applied the initial investment of $5,000 against the amounts due from the officer in 2019. The amounts due from do not bear interest and are considered payable on demand. As of December 31, 2019 and 2018, the amounts due to and from the officer were $2,256 (included in accrued expense) and $90, respectively.

- **Name of Entity:** Peter Peng
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On February 8, 2020, the Company's CEO entered into a loan receivable agreement with the Company in which he borrowed $25,000 from the company.
  Material Terms: 6% interest per annum and a term of 5 years. The payments are deducted from his payroll checks on a semi-monthly basis. The loan is unsecured.

- **Name of Entity:** John Caparella
  Relationship to Company: Director
  Nature / amount of interest in the transaction: John received 120,000 of common stock for advisory services in 2018. Later in 2019, he made a $50,000 investment into Jetson.
  Material Terms: Received 120,000 shares of common stock in 2018, which vest over a two-year period. In February 2019 John entered into a Simple Agreement for Future Equity ("SAFE") note arrangement with the Company in which the Director paid the Company $50,000 entitling him to a 10% discount on the

future purchase of the Company's equity. There is no maturity date on the SAFE agreement.

Valuation

Valuation Cap: $20,000,000.00

Valuation Cap Details: The company determined its valuation cap based on an analysis of multiple factors. First, by comparing to current investments received at this valuation cap and we have received capital from a strategic investor. Since our last crowdfund, Jetson has nearly gone from 138 merchants on its platform to over 10,000 merchants, we believe proving out its scalable technology. From an R&D perspective, Jetson has created its own voice search engine in a very short amount of time and has filed new defensive IP in this space. The greatest factor in determining valuation is the partnerships that Jetson has developed and are currently in negotiation, further expanding its market potential and traction.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Approximately 96.5% of the funds raised will go toward marketing and public relations (PR) costs. Existing marketing efforts related to content development for SEO (search engine optimization) will increase and paid inclusion advertising will also be used to target online merchants in order to continuously build a leads pipeline for the sales team. The company also believes building consumer awareness will be crucial in attracting more users to its platform. Jetson plans to gain exposure through paid media channels, such as MSN Money, TechCrunch, Forbes, and Business Insider.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  Approximately 35% of the funds raised will go toward marketing and public relations (PR) costs. Existing marketing efforts related to content development for SEO (search engine optimization) will increase and paid inclusion advertising

will also be used to target online merchants in order to continuously build a leads pipeline for the sales team. The company also believes building consumer awareness will be crucial in attracting more users to its platform. Jetson plans to gain exposure through paid media channels, such as MSN Money, TechCrunch, Forbes, and Business Insider.

- *Company Employment*
  50.0%
  Approximately 50% of the funds raised will go toward employee payroll as the company looks to increase its workforce to better position itself for growth potential. The company plans to build a sales team that would include a director of sales and several sales development representatives. Other key anticipated hires include a CTO, Director of marketing, and Director of product.

- *Working Capital*
  11.5%
  Approximately 11.50% of the funds raised will go towards increasing capital flexibility to facilitate expansion, should market or product opportunities for capital allocation present themselves. At this time the company cannot specify with certainty all of the particular uses of the net proceeds from the proposed offering. Pending use of the net proceeds from the offering as described above, the company may invest the net proceeds in short-term, interest-bearing, investment-grade instruments. The expected use of net proceeds from the offering represents management's intentions based upon its current plans and business conditions, which could change in the future as plans and business conditions evolve and change. The amounts and timing of actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. As a result, management will retain broad discretion over the allocation of the net proceeds from the offering.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.jetson.ai (www.jetson.ai).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/jetson

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Jetson AI Inc.

[See attached]



JETSON AI, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2019 and 2018

TABLE OF CONTENTS



To the Board of Directors of
Jetson AI, Inc.
New York, NY

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Jetson AI, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jetson AI, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note B to the financial statements, the Company has an accumulated deficit of $2,281,968 as of December 31, 2019. The Company had net losses of $1,335,902 and $946,066 for the years ended December 31, 2019 and 2018, respectively. The Company had working capital of $526,675 on December 31, 2019 and a working capital deficit of $147,511 as of December 31, 2018. The Company has not yet generated significant revenues and incurred operating expenses of $1,332,025 and $954,560 for the years ended December 31, 2019 and 2018, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Denver, Colorado
January 12, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Jetson AI, Inc.
Balance Sheets
December 31,

	2019		2018	
Assets				
Current assets:				
Cash and cash equivalents	$	649,763	$	1,671
Due from related parties		-		90
Total current assets		649,763		1,761
Other assets:				
Deferred costs		26,187		-
Deposits		5,500		-
Total assets	$	681,450	$	1,761
Liabilities and Stockholders' Deficit				
Current liabilities:				
Accounts payable	$	23,702	$	149,272
Accrued expenses		99,386		-
Total current liabilities		123,088		149,272
Long-term liabilities:				
Convertible notes		200,000		-
Crowd funding notes		1,070,000		-
SAFE note		50,000		-
Total long-term liabilities		1,320,000		-
Total liabilites		1,443,088		149,272
Stockholders' deficit:				
Common stock, $0.01 par value, 20,000,000 shares authorized; 15,066,110 and 14,166,110 shares issued and outstanding, (9,108,610 and 3,376,110 shares vested) as of December 31, 2019 and December 31, 2018, respectively		91,086		55,761
Additional paid-in capital		1,429,244		1,142,509
Subscription receivable		-		(399,716)
Accumulated deficit		(2,281,968)		(946,066)
Total stockholders' deficit		(761,638)		(147,512)
Total liabilites and stockholders' deficit	$	681,450	$	1,761

F-4

See Independent Auditor's Report and accompanying notes, which are an integral part of the financial statements.

Jetson AI, Inc.
Statements of Operations
For the years ended December 31,

		2019		2018
Revenue	$	1,435	$	8,494
Operating expense:				
Marketing and advertising		140,460		70,187
Research and development		560,012		348,986
General and administrative expense		631,553		535,387
Total operating expenses		1,332,025		954,560
Loss from operations		(1,330,590)		946,066
Other income (expense):				
Interest, net		(5,312)		-
Total other expense		(5,312)		-
Net loss before income taxes		(1,335,902)		(946,066)
Provison for income taxes		-		-
Net loss	$	(1,335,902)	$	(946,066)
Net loss per share - basic and diluted	$	(0.22)	$	(0.36)
Weighted average shares outstanding-				
basic and diluted		6,197,026		2,645,803

F-5

Jetson AI, Inc.
Statement of Changes in Stockholders' Deficit
For the years ended December 31, 2019 and 2018

	Common Stock		Additional Paid-in Captial	Capital Contribution Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount				
Balance at December 31, 2017	- $	- $	- $	- $	- $	-
Stock-based compensation - stock grants	10,920,000	23,300	10,305	-	-	33,605
Shares issued for investment	3,246,110	32,461	1,115,039	-	-	1,147,500
Stock-based compensation - options	-	-	17,165	-	-	17,165
Capital contributions receivable	-	-	-	(399,716)	-	(399,716)
Net loss	-	-	-	-	(946,066)	(946,066)
Balance at December 31, 2018	14,166,110 $	55,761 $	1,142,509 $	(399,716) $	(946,066) $	(147,512)
Stock-based compensation - stock grants	900,000	35,325	265,354	-	-	300,679
Stock-based compensation - options	-	-	24,550	-	-	24,550
Capital contributions receivable	-	-	-	399,716	-	399,716
Issuance costs	-	-	(3,169)	-	-	(3,169)
Net loss	-	-	-	-	(1,335,902)	(1,335,902)
Balance at December 31, 2019	15,066,110 $	91,086 $	1,429,244 $	- $	(2,281,968) $	(761,638)

See Independent Auditor's Report and accompanying notes, which are an integral part of the financial statements.

Jetson AI, Inc.

Statements of Cash Flow

	For the years ended December 31, 2019	2018
Cash flows from operating activities		
Net loss	$ (1,335,902)	$ (946,066)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation - options	24,550	17,165
Stock-based compensation - stock grants	300,679	33,605
Changes in operating assets and liabilities:		
Deposits	(5,500)	-
Due from related party	90	(90)
Accounts payable and accrued expenses	(26,184)	149,273
Net cash used in operating activities	(1,042,267)	(746,113)
Cash flows from investing activities		
Cash paid for patents and trademarks	(26,188)	-
Net cash flows used in investing activities	(26,188)	-
Cash flows from financing activities		
Proceeds from stock contribution receivable	399,716	-
Proceeds from investment in common stock	-	747,784
Proceeds from issuance of crowd notes	1,070,000	-
Offering costs	(3,169)	-
Proceeds from convertible notes	200,000	-
Proceeds from SAFE note	50,000	-
Net cash provided by financing activities	1,716,547	747,784
Net increase in cash	648,092	1,671
Cash at the beginning of the year	1,671	-
Cash at the end of the year	$ 649,763	$ 1,671
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 1,766	$ -
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of the financial statements.

JETSON AI, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Jetson AI, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware on June 16, 2017 and domiciled in New York. The Company develops voice activated software for use in the restaurant, hospitality, retail and other industries.

NOTE B – GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created substantial doubt about the ability of the Company to continue as a going concern.

The Company has an accumulated deficit of $2,281,968 as of December 31, 2019. The Company had net losses of $1,335,902 and $946,066 for the years ended December 31, 2019 and 2018, respectively. The Company had working capital of $526,675 on December 31, 2019 and a working capital deficit of $147,511 as of December 31, 2018. The Company has not yet generated significant revenues and incurred operating expenses of $1,332,025 and $954,560 for the years ended December 31, 2019 and 2018, respectively. Management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include plans to raise additional funds to meet obligations through various capital fund-raising efforts. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans. These conditions and events create substantial doubt about the ability of the Company to continue as a going concern through the next 12 months. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak. With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the entertainment industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel,

costs of services provided by third parties, the need to obtain additional financing and limited operating history. The Company currently has few products for commercialization, and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months of less when purchased. The Company had a cash balance in excess of FDIC insured amounts of $399,763 as of December 31, 2019.

Fair Value of Financial Instruments

For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amount of the Company's short-term financial instruments approximates fair value due to the relatively short period to maturity for these instruments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable net of the allowance for doubtful accounts. As of December 31, 2019 and 2018, the allowance for doubtful accounts was $0 and $0, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation is computed by the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the respective assets as follows:

	Estimated Useful Life (Years)
Computer equipment	3
Equipment	5
Furniture and fixtures	7

Leasehold improvements	*

(*) Amortized on a straight-line basis over the term of the lease or the estimated useful lives, whichever period is shorter.

Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the statements of operations.

The Company capitalizes assets with an expected useful life of one year or more and an original purchase price of $2,500 or more. Depreciation is calculated on a straight-line basis over the estimated useful life of each asset

Revenue

The Company recognizes revenue in accordance with ASC 606, *Revenues from Contracts with Customers.* Revenues are recognized based upon the following criteria:
1. Identify the contract with a customer
2. Identify the performance obligations in the contract
3. Determine the transaction price
4. Allocate the transaction price to performance obligations in the contract
5. Recognize revenue when or as the Company satisfies a performance obligation

The Company's revenues are basically on a monthly subscription basis. Revenues are recognized as payment is received. Revenues cease when the customer stops its subscription.

Development Costs and Research and Development Expenses

The Company has expensed research and development costs in the periods in which incurred. As of December 31, 2019 and 2018, the Company expensed as research and development costs of approximately $560,012 and $348,986, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Deferred Costs

The Company has deferred certain legal expenses in the pursuit of obtaining patents for its technology. The total amount of costs capitalized as of December 31, 2019 and 2018 was $26,188 and $0, respectively. The deferred costs will be treated as an intangible asset upon the successful grant of the patent and amortized over the useful life of the patent. If the grant of a patent proves to be unsuccessful, then the deferred costs will be subject to impairment or write off.

Capital Contribution Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a capital contribution receivable as an asset on a balance sheet. When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Rent

During 2018, the Company occupied leased office space. In early 2019 the Company and its landlord agreed to cancel the lease and grant a mutual release. In 2019 the Company leased office expense on a month-to-month basis. There are no future minimum lease payments due under the lease.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

During 2018, the Company adopted an equity incentive plan ("the Plan") for the purpose of attracting and retaining highly qualified personnel. The Company reserved 1,500,000 shares of its common stock for issuance under the Plan. The Company accounts for stock options issued to employees under ASC 718 *Stock Compensation.* Under ASC 718 share-based compensation expense to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company adopted ASU 2018-07, which permits the measurement of stock options at their intrinsic value, instead of fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that the option compensation granted by the Company may have an intrinsic value of $0. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, "*Income Taxes.*" Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

There were no unrecognized tax benefits as of December 31, 2019 and 2018. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by federal, state, and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, and compliance with federal, state, and city tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Earnings per Share

Earnings per share ("EPS") is the amount of earnings attributable to each share of common stock. For convenience, the term is used to refer to either earnings or loss per share. EPS is computed pursuant to Section 260-10-45 of the FASB Accounting Standards Codification. Pursuant to ASC Paragraphs 260-10-45-10 through 260-10-45-16, basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted- average number of common shares outstanding (the denominator) during the period. Common shares subject to forfeiture are excluded from the calculation of weighted average common shares outstanding. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from income from continuing operations (if that amount appears in the income statement) and also from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants. The Company is in a net loss position for both periods presented, diluted and basic loss per share are the same.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discuss, the Company believes that the impact of recently issued standards will not have a material effect on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, Balance Sheet Classification of Deferred Taxes, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not

addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-based Payment Accounting, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discuss, the Company believes that the impact of recently issued standards will not have a material effect on its financial position or results of operations upon adoption.

In February 2016 the FASB issued ASU 2016-02, *Leases (Topic 842),* which supersedes the guidance in ASC 840, *Leases.* The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public companies. The Company has elected not to early adopt this standard.

In October 2016, the FASB issued ASU 2016-16, *"Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory",* which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods

within those fiscal years. Early adoption of the update is permitted. The Company is currently evaluating the impact of the new standard.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, *"Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement"*, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. The Company does not expect the adoption of ASU 2018-13 to have a material impact on its financial statements.

NOTE D – FAIR VALUE MEASUREMENTS

The Company follows ASC 820-10 of the FASB Accounting Standards Codification to measure the fair value of its financial instruments and disclosures about fair value of its financial instruments. ASC 820-10 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820-10 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The three (3) levels of fair value hierarchy defined by ASC 820-10 are described below:

Level 1   Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2   Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3   Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company's financial assets and liabilities, such as cash, accounts receivable, inventory, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values because of the short maturity of these instruments.

Transactions involving related parties typically cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F – STOCKHOLDERS' DEFICIT

The Company originally filed its Certification of Incorporation on June 16, 2017. Subsequently, on February 22, 2018 the Company filed an Amended and Restated Certificate of Incorporation increasing the authorized shares of common stock to 20,000,000 and authorized a 12,000 to 1 stock split on the issued and outstanding common stock. The par value of the common stock is $0.01. All share amounts shown herein have been presented to retroactively reflect the stock split under FASB ASC 505-10-S99-4.

The Company has authorized 20,000,000 shares of common stock of which 15,066,110 and 14,166,110 shares were issued and outstanding as of December 31, 2019 and 2018, respectively. The vested common shares issued as of December 31, 2019 and 2019 were 9,108,610 and 3,376,110, respectively. As of December 31, 2019, 5,957,500 shares of common stock remain subject to vesting.

On February 16, 2018 the founder and CEO was granted 9,960,000 shares of common stock (post stock split). Other advisors were issued (post stock split) 960,000 shares of common stock. Stock-based compensation of $48,810 and $33,605 was recorded as of December 31, 2019 and 2018, respectively. The shares of common stock issued in these stock grants are subject to repurchase options at $0.01 over a four-year vesting period. The Company valued the stock grants based on the cash issuance prices effective at the time of the stock grants. The total fair value of the 2019 and 2018 stock grants was estimated to be $318,150 and $150,420, respectively.

During 2018, the Company sold 3,246,110 shares of common stock at $0.3535 per share for total proceeds of $1,147,500. The Company recorded a capital contribution receivable of $399,716 as of December 31, 2018 for a portion of these proceeds that were received in 2019. The amount of the capital contribution was received in 2019 resulting in a $0 balance of capital contributions receivable as of December 31, 2019.

The Company issued 900,000 shares of common stock during 2019 to a former employee and officer and to an advisor and investor. Stock-based compensation expense was recognized in the amount of $251,869 for this transaction in 2019.

Total stock-based compensation expense related to the stock grants was $300,679 and $33,605 during the years ended December 31, 2019 and 2018, respectively, commensurate with the vesting of the common stock grants. The Company has $134,286 and $116,815 of unrecognized stock-based compensation expense on these stock grants as of December 31, 2019 and 2018, respectively. As of December 31, 2019, $85,811, $44,075 and $4,400 is expected to be expensed upon vesting in the years 2020, 2021 and 2022, respectively.

NOTE G – 2018 OMNIBUS STOCK INCENTIVE PLAN

The Company approved the 2018 Stock Incentive Plan ("Plan") in 2018 reserving 1,500,000 shares of common stock, of which 1,075,000 shares remain available for issuance as of December 31, 2019. The Company granted options to employees to purchase 300,000 shares of the Company's common stock on April 2, 2018 and 125,000 shares in 2019. The options have an exercise price of $0.06 per share, a term of 5 years and a 4-year vesting. The options have an aggregated fair value of $129,725 that was calculated using the Black-Scholes option-pricing model based on the assumptions below as of the grant date. The number of options that was available for issuance as of December 31, 2019 were 1,075,000.

During the years ended December 31, 2019 and 2018, the Company recorded total stock-based compensation expense related to the options of $24,550 and $17,165, respectively. The unrecognized expense as of December 31, 2019 was $88,010, which will be recognized over a weighted average period of 33 months.

The following is a summary of the Company's option activity:

	Options	Weighted Average Exercise Price
Outstanding – January 1, 2018	-	-
Exercisable – January 1, 2018	-	-
Granted	300,000	$ 0.06
Exercised	-	-
Cancelled/Expired	-	-
Outstanding – December 31, 2018	300,000	$ 0.06
Exercisable – December 31, 2018	50,000	$ 0.06
Granted	125,000	$ 0.06
Exercised	-	-
Cancelled/Expired	-	-
Outstanding – December 31, 2019	425,000	$ 0.06
Exercisable – December 31, 2019	128,646	$ 0.06

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Fair Value of Grants	Number Exercisable	Weighted Average Fair Value of Grants
December 31, 2019					
$ 0.06	425,000	8.70	$ 0.304	128,646	$ 0.304
December 31, 2018					
$0.06	300,000	9.25	$ 0.306	50,000	$ 0.306

At December 31, 2019, the total intrinsic value of the options outstanding and exercisable was $124,738.

On April 2, 2018 the Company granted options to employees to purchase 300,000 shares of the Company's common stock. The options were with an exercise price of $0.06 per share, a term of 5 years and a 4-year vesting period with annual vesting over the 4-year vesting period. The options have an aggregated fair value of $91,800 that was calculated using the Black-Scholes option-pricing model based on the assumptions below as of the grant date.

	December 31, 2018
Risk-free interest rate	2.55%
Expected life of grants	6.25 years
Expected volatility of underlying stock	50%
Dividends	0%

On October 28, 2019 the Company granted options to employees to purchase 50,000 shares of the Company's common stock. The options were with an exercise price of $0.06 per share, a term of 5 years and a 4-year vesting

period with annual vesting over the 4-year vesting period. The options have an aggregated fair value of $15,200 that was calculated using the Black-Scholes option-pricing model based on the assumptions below as of the grant date.

	December 31, 2019
Risk-free interest rate	1.66%
Expected life of grants	6.25 years
Expected volatility of underlying stock	50%
Dividends	0%

On November 1, 2019 the Company granted options to employees to purchase 75,000 shares of the Company's common stock. The options were with an exercise price of $0.06 per share, a term of 5 years and a 4-year vesting period with annual vesting over the 4-year vesting period. The options have an aggregated fair value of $22,725 that was calculated using the Black-Scholes option-pricing model based on the assumptions below as of the grant date.

	December 31, 2019
Risk-free interest rate	1.55%
Expected life of grants	6.25 years
Expected volatility of underlying stock	50%
Dividends	0%

NOTE H – DEBT, COMMITMENTS AND CONTINGENCIES

Convertible Debentures

Effective June 7, 2019, the Company entered into an unsecured Convertible Promissory Note Financing Agreement ("Agreement") with third party individual in the amount of $100,000. The interest rate is 4% per annum payable at maturity and has a term of 24 months. Upon the consummation of an equity financing resulting in raising gross proceeds to the Company of at least $2,500,000, all outstanding principal and accrued interest shall be automatically converted into the equity securities being sold by the Company. The price per share to be determined based on a pre-money fully diluted entity valuation of $6,000,000 (Capped Conversion Price). The note holder may convert all outstanding principal and accrued interest into shares of the Company's common stock equal to the quotient of (A) the aggregate amount of outstanding principal and accrued and unpaid interest divided by (B) the Capped Conversion Price. If the Company shall consummate an equity financing that is not a qualified financing, the investor may convert all outstanding principal and accrued interest into the securities being sold by the Company to be equal to the quotient of A) the aggregate amount of outstanding principal and accrued and unpaid interest divided by (B) the lower of 80% of the price per share paid by the cash investors in the other financing and the Capped Conversion Price. Prepayment of the convertible notes is possible with the consent of the note holder. The Company recorded $2,312 of accrued interest as of December 31, 2019.

Effective August 15, 2019, the Company entered into an unsecured Convertible Promissory Note Financing Agreement ("Agreement") with third party investor in the amount of $100,000. The interest rate is 4% per annum payable at maturity and has a term of 24 months. Upon the consummation of an equity financing resulting in raising gross proceeds to the Company of at least $2,500,000, all outstanding principal and accrued interest shall be automatically converted into the equity securities being sold by the Company. The price per share to be

determined based on a pre-money fully diluted entity valuation of $6,000,000 (Capped Conversion Price). The note holder may convert all outstanding principal and accrued interest into shares of the Company's common stock equal to the quotient of (A) the aggregate amount of outstanding principal and accrued and unpaid interest divided by (B) the Capped Conversion Price. If the Company shall consummate an equity financing that is not a qualified financing, the investor may convert all outstanding principal and accrued interest into the securities being sold by the Company to be equal to the quotient of A) the aggregate amount of outstanding principal and accrued and unpaid interest divided by (B) the lower of 80% of the price per share paid by the cash investors in the other financing and the Capped Conversion Price. Prepayment of the convertible notes is possible with the consent of the note holder. The Company recorded $1,512 of accrued interest as of December 31, 2019.

Litigation

In 2019 the Company utilized the services of various payroll providers. The Company failed due to cash flow issues to reimburse one such provider for payroll expenses and applicable taxes and fees. The payroll provider brought suit against the Company in the Supreme Court of the State of New York seeking payment for these costs. The Company waived its right to trial and stipulated to the amount to be paid. The case was settled on January 28, 2020. The Company agreed to pay $36,561 on the account, which amount was accrued as of December 31, 2019. The Company paid $10,968 on January 29, 2020 and continues to pay $1,000 per month until the balance is paid in full.

Regulation CF Funding

The Company completed a Regulation CF funding round in 2019 receiving net proceeds of $1,066,831. The Company issued Crowd Notes that are convertible into the Company's equity. The Crowd Notes are not freely tradable until one year from the initial purchase date but may have limitations as there is no public market for the Crowd Notes. The conversion terms of the Crowd Notes: a) 20% discount at the election of the Company for non-major investors (valuation cap of $8,000,000) and upon a $1,000,000 preferred stock round for major investors; b) corporate transaction conversion at two times the purchase price. The total amount raised in the Regulation CF was $1,070,000.

Loan payable

The Company entered into a short-term loan with the same individual who made a convertible note of $100,000. The loan amount totaled $15,000 with a 36% per annum interest rate. The loan was repaid with interest on 10/12/2019. The Company recorded $1,125 of interest expense.

The Company entered into a short-term unsecured loan payable with a third party associated with the Reg CF fund raise in the amount of $75,000 bearing an interest rate of 24% per annum. The loan was repaid with interest in the amount of $641.

A Director of the Company received 120,000 shares of common stock in 2018, which vest over a two-year period. In February 2019 the Director entered into a Simple Agreement for Future Equity ("SAFE") note arrangement with the Company in which the Director paid the Company $50,000 entitling him to a 10% discount on the future purchase of the Company's equity. If there is an equity financing prior to the termination of the SAFE, then the SAFE converts into the number of shares of SAFE preferred stock equal to the purchase amount divided by the discount price. If there is a liquidity event prior to the termination of the SAFE, then the SAFE will be entitled to receive a portion of the proceeds equal to the greater of (i) the purchase amount or (ii) the amount payable on

the number of shares of common stock equal to the purchase amount divided by the liquidity price. If there is a dissolution event before the termination of the SAFE, the Investor will be entitled to receive a portion of proceeds equal to the cash-out amount.

NOTE I - RELATED PARTY TRANSACTIONS

The CEO made an initial investment in the Company of $5,000 in early 2018. He received two short-term advances of $5,000 during 2019 and incurred some personal expenses paid by the Company. The Company applied the initial investment of $5,000 against the amounts due from the officer in 2019. The amounts due from do not bear interest and are considered payable on demand. As of December 31, 2019 and 2018, the amounts due to and from the officer were $2,256 (included in accrued expense) and $90, respectively.

A Director of the Company received 120,000 shares of common stock in 2018, which vest over a two-year period. In February 2019 the Director entered into a Simple Agreement for Future Equity ("SAFE") note arrangement with the Company in which the Director paid the Company $50,000 entitling him to a 10% discount on the future purchase of the Company's equity. See NOTE H – COMMITMENTS and CONTINGENCIES.

NOTE J – INCOME TAXES

As of December 31, 2019, the Company has available for U.S. federal income tax purposes a net operating loss ("NOL") carryforward of $1,921,956 that may be used to offset future taxable income. If not used, these NOLs may be subject to limitation under Internal Revenue Code Section 382 should there be a greater than 50% ownership change as determined under the regulations. The Company plans on undertaking a detailed analysis of any historical and/or current Section 382 ownership changes that may limit the utilization of the net operating loss carryovers. No tax benefit has been reported with respect to these net operating loss carryforwards in the accompanying financial statements since the Company believes that the realization of its net deferred tax asset of approximately $502,000 was not considered more likely than not and accordingly, the potential tax benefits of the net loss carryforwards are fully offset by a valuation allowance of $502,000. The Company cannot utilize these NOLs by carrying back to prior years as these are net loss years.

Deferred tax assets consist primarily of the tax effect of NOL carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realizability. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future generation for taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. The valuation allowance increased by approximately $260,000 and $242,000 for the years ended December 31, 2019 and 2018, respectively.

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a comprehensive model for how a company should recognize, present, and disclose uncertain positions that the Company has taken or expects to take in its tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the net benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized

benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

If applicable, interest costs related to the unrecognized tax benefits are required to be calculated and would be classified as Other expenses – Interest expense in the statement of operations. Penalties would be recognized as a component of General and administrative expenses.

No material interest or penalties on unpaid tax were recorded during the years ended December 31, 2019 and 2018. As of December 31, 2019 and 2018, no liability for unrecognized tax benefits was required to be reported. The Company does not expect any significant changes in its unrecognized tax benefits in the next year.

Components of deferred tax assets are as follows:

	December 31, 2019	December 31, 2018
Net deferred tax assets – Non-current:		
Expected Income tax benefit from NOL carry-forwards	$ 502,000	$ 242,000
Less valuation allowance	(502,000)	(242,000)
Deferred tax assets, net of valuation allowance	$ -	$ -

Income Tax Provision in the Statements of Operations

A reconciliation of the federal statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	For the Years Ended December 31,	
	2019	2018
Federal and state statutory income tax rate	27.5%	27.5%
Change in valuation allowance on net operating loss carry-forwards	(27.5%)	(27.5%)
Effective income tax rate	0.0%	0.0%

NOTE K - SUBSEQUENT EVENTS

The Company's Chief Operating Officer left the Company in March 2020 to pursue other interests.

The Company received approximately $100,000 from the Payroll Protection Program offered by the Federal government included in the COVID-19 stimulus initiatives.

On February 8, 2020, the Company's CEO entered into a loan receivable agreement with the Company in which he borrowed $25,000 at 6% interest per annum and a term of 5 years. The payments are deducted from his payroll checks on a semi-monthly basis. The loan is unsecured.

On July 9, 2020, the Company entered into an unsecured Note Purchase Agreement ("Agreement") with a known investor in the amount of $100,000. The interest rate is 4% per annum payable at maturity and has a term of 24 months. Upon the consummation of an equity financing resulting in raising gross proceeds to the Company of at least $2,500,000, all outstanding principal and accrued interest shall be automatically converted into the equity

securities being sold by the Company. The price per share to be determined based on a pre-money full-diluted entity valuation of $20,000,000. Prepayment of the CN is possible with the consent of the note holder.

On August 25, 2020 the Company entered into a short-term Loan Agreement ("Loan") with an existing investor for $100,000 with interest accruing at 60% per annum. The term of the Loan is one year and is secured by the Company's common stock issuance valued in the amount of 2x the unpaid principal and interest at a pre-money valuation of $20,000,000. Prepayment of the Loan is permissible after 90 days from receipt of the funds.

On August 31, 2020 the Company entered into a short-term Loan Agreement ("Loan") with an existing investor for $100,000 with interest accruing at 60% per annum. The term of the Loan is one year and is secured by the Company's common stock issuance valued in the amount of 2x the unpaid principal and interest at a pre-money valuation of $20,000,000. Prepayment of the Loan is permissible after 90 days from receipt of the funds.

The Company issued 150,000 common shares to an advisor in exchange for services. The valuation was based on existing share prices used in other transactions resulting in stock-based compensation – stock grants expense of $53,025.

The Company settled a legal dispute with a payroll provider as described in 'Note H – Commitments and Contingencies'. The Company continues to make the required $1,000 monthly payment until the balance (originally $34,561.34) is paid in full.

Our business, results of operations, and financial condition may still be impacted by the Coronavirus (COVID-19) outbreak. With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the entertainment industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

Management considered events subsequent to the end of the period through January 12, 2021 and determined that no changes to the financial statements were warranted.

Jets
Bala
As of Se

	Jan 2020	Feb 2020	Mar 2020
ASSETS			
Current Assets			
Bank Accounts			
Bill.com Money Out Clearing	0.00	0.00	42,662.50
Citibank - 2584	3,831.20	3,741.20	3,651.20
Citibank - 6140	479,543.61	357,552.15	204,447.22
Citibank MMA - 6012	87.20	77.20	67.20
Gift Cards	1,346.99	1,346.99	1,346.99
Savings	-69.95	-79.95	-89.95
Total Bank Accounts	**$ 484,739.05**	**$ 362,637.59**	**$ 252,085.16**
Accounts Receivable			
Accounts Receivable (A/R)	0.00	0.00	0.00
Total Accounts Receivable	**$ 0.00**	**$ 0.00**	**$ 0.00**
Other Current Assets			
Employee Loans	2,255.62	27,255.62	27,255.62
Undeposited Funds	0.00	0.00	0.00
Total Other Current Assets	**$ 2,255.62**	**$ 27,255.62**	**$ 27,255.62**
Total Current Assets	**$ 486,994.67**	**$ 389,893.21**	**$ 279,340.78**
Other Assets			
Other Assets - deferred costs	12,146.75	12,146.75	12,146.75
Total Other Assets	**$ 12,146.75**	**$ 12,146.75**	**$ 12,146.75**
TOTAL ASSETS	**$ 499,141.42**	**$ 402,039.96**	**$ 291,487.53**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable (A/P)	9,290.64	10,429.39	8,809.39
Total Accounts Payable	**$ 9,290.64**	**$ 10,429.39**	**$ 8,809.39**
Credit Cards			
Brex	505.62	1,829.85	1,235.50
Total Credit Cards	**$ 505.62**	**$ 1,829.85**	**$ 1,235.50**
Other Current Liabilities			
Accrued Interest pay	4,491.32	5,157.98	5,824.64
Convertible Notes	200,000.00	200,000.00	200,000.00
Crowd Notes convertible	1,069,935.00	1,069,935.00	1,069,935.00
Franchise Tax	0.00	0.00	0.00
Loan payable	0.00	0.00	0.00
Payroll taxes payable		0.00	0.00
Payroll taxes payable - FIT	0.00	0.00	0.00
Payroll taxes payable - SSoc		0.00	0.00
Total Payroll taxes payable	**$ 0.00**	**$ 0.00**	**$ 0.00**
SAFE Note	50,000.00	50,000.00	50,000.00
SBA PPP Loan		0.00	0.00

Taxes				-2,500.00		-2,500.00
Total Other Current Liabilities	$	1,324,426.32	$	1,322,592.98	$	1,323,259.64
Total Current Liabilities	$	1,334,222.58	$	1,334,852.22	$	1,333,304.53
Total Liabilities	$	1,334,222.58	$	1,334,852.22	$	1,333,304.53
Equity						
Additional Paid in Capital		1,401.00		1,463.00		1,525.00
Common Stock		150,661.00		150,661.00		150,661.00
Investor Contributions		1,119,268.25		1,119,268.25		1,119,268.25
2307 Investor Contribution				0.00		0.00
Total Investor Contributions	$	1,119,268.25	$	1,119,268.25	$	1,119,268.25
Owner's Investment		0.00		0.00		0.00
Owner's Pay & Personal Expenses		0.00		0.00		0.00
Retained Earnings		-1,995,453.90		-1,995,453.90		-1,995,453.90
Net Income		-110,957.51		-208,750.61		-317,817.35
Total Equity	-$	835,081.16	-$	932,812.26	-$	1,041,817.00
TOTAL LIABILITIES AND EQUITY	$	499,141.42	$	402,039.96	$	291,487.53

on AI, Inc.

nce Sheet

tember 30, 2020

Apr 2020	May 2020	Jun 2020	Jul 2020	Aug 2020	Sep 2020
10,000.00	10,000.00	0.00	0.00	0.00	0.00
3,611.20	3,571.20	7,061.01	21.01	0.00	1,076.68
291,596.28	189,341.56	103,639.62	99,575.37	93,556.13	78,349.30
67.20	67.20	67.20	67.20	67.20	67.20
1,346.99	1,346.99	1,346.99	1,346.99	1,346.99	1,346.99
-99.95	-107.20	-107.20	-107.20	-107.20	-107.20
$ 306,521.72	**$ 204,219.75**	**$ 112,007.62**	**$ 100,903.37**	**$ 94,863.12**	**$ 80,732.97**
0.00	0.00	0.00	0.00	0.00	0.00
$ 0.00	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**
27,255.62	29,028.15	30,931.46	36,670.59	39,307.09	40,235.44
0.00	0.00	0.00	0.00	0.00	0.00
$ 27,255.62	**$ 29,028.15**	**$ 30,931.46**	**$ 36,670.59**	**$ 39,307.09**	**$ 40,235.44**
$ 333,777.34	**$ 233,247.90**	**$ 142,939.08**	**$ 137,573.96**	**$ 134,170.21**	**$ 120,968.41**
12,146.75	12,146.75	12,146.75	12,146.75	12,146.75	12,146.75
$ 12,146.75	**$ 12,146.75**	**$ 12,146.75**	**$ 12,146.75**	**$ 12,146.75**	**$ 12,146.75**
$ 345,924.09	**$ 245,394.65**	**$ 155,085.83**	**$ 149,720.71**	**$ 146,316.96**	**$ 133,115.16**
10,360.64	16,320.64	14,700.64	17,740.64	24,850.64	18,340.64
$ 10,360.64	**$ 16,320.64**	**$ 14,700.64**	**$ 17,740.64**	**$ 24,850.64**	**$ 18,340.64**
10,874.99	3,627.32	-15,715.78	-36,524.09	-59,159.97	-76,305.16
$ 10,874.99	**$ 3,627.32**	**-$ 15,715.78**	**-$ 36,524.09**	**-$ 59,159.97**	**-$ 76,305.16**
6,491.30	7,157.96	7,824.62	8,732.38	9,776.21	15,712.27
200,000.00	200,000.00	200,000.00	200,000.00	200,000.00	200,000.00
1,069,935.00	1,069,935.00	1,069,935.00	1,069,935.00	1,069,935.00	1,069,935.00
0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00
0.00	1,806.12	4,649.15	7,299.96	9,896.10	13,262.63
$ 0.00	**$ 1,806.12**	**$ 4,649.15**	**$ 7,299.96**	**$ 9,896.10**	**$ 13,262.63**
50,000.00	50,000.00	50,000.00	50,000.00	50,000.00	50,000.00
100,457.50	100,457.50	100,457.50	100,457.50	100,457.50	100,457.50

-2,500.00	-2,500.00	-2,500.00	-2,500.00	-2,500.00	-2,500.00
$ 1,424,383.80	$ 1,426,856.58	$ 1,430,366.27	$ 1,433,924.84	$ 1,437,564.81	$ 1,446,867.40
$ 1,445,619.43	$ 1,446,804.54	$ 1,429,351.13	$ 1,415,141.39	$ 1,403,255.48	$ 1,388,902.88
$ 1,445,619.43	$ 1,446,804.54	$ 1,429,351.13	$ 1,415,141.39	$ 1,403,255.48	$ 1,388,902.88
1,587.00	1,649.00	1,711.00	1,773.00	1,835.00	1,897.00
150,661.00	150,661.00	150,661.00	150,661.00	150,661.00	150,661.00
1,119,268.25	1,119,268.25	1,119,268.25	1,119,268.25	1,119,268.25	1,119,268.25
0.00	0.00	0.00	100,000.00	200,000.00	300,000.00
$ 1,119,268.25	$ 1,119,268.25	$ 1,119,268.25	$ 1,219,268.25	$ 1,319,268.25	$ 1,419,268.25
0.00	0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00	0.00
-1,995,453.90	-1,995,453.90	-1,995,453.90	-1,995,453.90	-1,995,453.90	-1,995,453.90
-375,757.69	-477,534.24	-550,451.65	-641,669.03	-733,248.87	-832,160.07
-$ 1,099,695.34	-$ 1,201,409.89	-$ 1,274,265.30	-$ 1,265,420.68	-$ 1,256,938.52	-$ 1,255,787.72
$ 345,924.09	$ 245,394.65	$ 155,085.83	$ 149,720.71	$ 146,316.96	$ 133,115.16

1:23:57 PM GMT-8 - Accrual Basis

Jetson AI, I
Profit and L
January - Septembe

	Jan 2020	Feb 2020	Mar 2020	Apr 2020
Income				
Sales	0.00	0.00	0.00	0.00
Sales of Product Income				
Total Income	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**
Cost of Goods Sold				
Cost of Sales				
Total Cost of Goods Sold	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**
Gross Profit	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**
Expenses				
Advertising & Marketing	7,483.80	5,379.64	8,250.15	5,114.49
Bank Charges & Fees	52.43	60.00	60.00	50.00
Bookkeeping Services	597.50			
Conferences (Sales)	3,045.00		-5,500.00	76.60
Contractors	1,700.00	290.00	2,050.00	1,500.00
Franchise Tax expense				
Insurance		83.50	83.50	83.50
Workers Comp	78.10	85.25	74.57	57.28
Total Insurance	**$ 78.10**	**$ 168.75**	**$ 158.07**	**$ 140.78**
Jetson AI Test Transactions	134.35	1,175.73	634.45	194.38
Job Supplies				
Legal Services	99.94	368.69	1,143.23	1,599.94
Meals & Entertainment	2,062.06	2,044.82	2,080.96	1,736.95
Office Supplies	732.51	260.91	158.04	1,300.30
Other Business Expenses				60.00
Other Miscellaneous Service Cost	646.02	134.85	62.10	
Payroll Expenses	-99.40	-445.44	-692.10	
Benefits Contribution-Employee	-104.38			-281.38
Benefits Contribution-Employer	3,172.87	3,176.83	2,300.41	1,875.67
Employee Reimbursements	200.75			
Employer Tax Contributions	6,737.96	6,112.50	4,735.22	1,827.72
Misc payroll expenses				
Payroll Processing Expense				
Salaries and Wages	59,738.70	63,941.28	62,908.57	24,693.67
Stock based compensation	62.00	62.00	62.00	62.00
Total Payroll Expenses	**$ 69,708.50**	**$ 72,847.17**	**$ 69,314.10**	**$ 28,177.68**
Postage	10.00	10.00		15.00
Product Development	940.00	1,620.00	1,700.00	1,820.00
Professional Fees	11,003.40	1,487.50	1,511.79	1,405.00
Rent & Lease	6,352.50	6,050.00	6,050.00	
Software	4,174.33	1,411.36	18,118.29	2,582.07
Telephone	172.08	172.08	172.01	172.01
Travel	710.61	3,158.94	1,672.13	10,782.78
Parking	400.00	400.00	435.76	350.00

Total Travel	$	1,110.61	$	3,558.94	$	2,107.89	$	11,132.78
Website Expenses		187.72		86.00		329.00		195.70
Total Expenses	$	110,290.85	$	97,126.44	$	108,400.08	$	57,273.68
Net Operating Income	-$	110,290.85	-$	97,126.44	-$	108,400.08	-$	57,273.68
Other Income								
Interest Earned								
Interest Expense		-666.66		-666.66		-666.66		-666.66
Total Other Income	-$	666.66	-$	666.66	-$	666.66	-$	666.66
Net Other Income	-$	666.66	-$	666.66	-$	666.66	-$	666.66
Net Income	-$	110,957.51	-$	97,793.10	-$	109,066.74	-$	57,940.34

Monday, Dec 14, 2020 01:19:26 PM GN

nc.

oss

er, 2020

May 2020	Jun 2020	Jul 2020	Aug 2020	Sep 2020	Total
0.00	0.00	0.00	0.00	0.00	0.00
	3,593.80			1,140.27	4,734.07
$ 0.00	**$ 3,593.80**	**$ 0.00**	**$ 0.00**	**$ 1,140.27**	**$ 4,734.07**
	63.99			23.59	87.58
$ 0.00	**$ 63.99**	**$ 0.00**	**$ 0.00**	**$ 23.59**	**$ 87.58**
$ 0.00	**$ 3,529.81**	**$ 0.00**	**$ 0.00**	**$ 1,116.68**	**$ 4,646.49**
11,137.15	9,458.21	4,598.51	5,258.32	2,517.58	59,197.85
52.75	63.19	60.00	78.99	60.00	537.36
					597.50
					-2,378.40
5,550.00	3,900.00	5,800.00	6,250.00	5,700.00	32,740.00
		695.00			695.00
83.50	83.50	83.50	83.50	83.50	668.00
112.54	8.38				416.12
$ 196.04	**$ 91.88**	**$ 83.50**	**$ 83.50**	**$ 83.50**	**$ 1,084.12**
39.46	340.85	245.77	147.00	247.00	3,158.99
			189.10		189.10
99.94	148.94	12,101.82	10,099.94	9,849.94	35,512.38
2,936.06	1,223.08	1,846.60	3,723.17	1,309.40	18,963.10
2,526.49	432.07	114.14	197.57	14.14	5,736.17
			903.35		963.35
					842.97
					-1,236.94
-281.38	-562.77	-2,243.92	-1,321.87	-1,202.64	-5,998.34
1,370.17	2,028.29	5,322.94	1,697.09	2,678.58	23,622.85
					200.75
3,523.47	3,957.61	3,584.16	3,516.46	4,529.99	38,525.09
1,152.00					1,152.00
504.00					504.00
63,125.01	46,696.88	47,081.50	47,081.50	57,584.13	472,851.24
62.00	62.00	62.00	62.00	62.00	558.00
$ 69,455.27	**$ 52,182.01**	**$ 53,806.68**	**$ 51,035.18**	**$ 63,652.06**	**$ 530,178.65**
55.14					90.14
1,760.00	1,800.00	2,840.00	2,860.00		15,340.00
1,350.00	1,350.00	1,350.00	2,350.00	1,350.00	23,157.69
		2,250.00	2,250.00	2,250.00	25,202.50
1,718.26	3,099.47	3,786.89	3,611.79	5,904.88	44,407.34
172.01	171.96	171.96	174.65	172.25	1,551.01
3,478.07	998.90	38.75	1,183.44	874.07	22,897.69
443.00	400.00	400.00			2,828.76

$	3,921.07	$	1,398.90	$	438.75	$	1,183.44	$	874.07	$	25,726.45
	143.00		130.00		130.00		169.00		117.00		1,487.42
$	101,112.64	$	75,790.56	$	90,319.62	$	90,565.00	$	94,101.82	$	824,980.69
-$	101,112.64	-$	72,260.75	-$	90,319.62	-$	90,565.00	-$	92,985.14	-$	820,334.20
	2.75		10.00		10.00		28.99		10.00		61.74
	-666.66		-666.66		-907.76		-1,043.83		-5,936.06		-11,887.61
-$	663.91	-$	656.66	-$	897.76	-$	1,014.84	-$	5,926.06	-$	11,825.87
-$	663.91	-$	656.66	-$	897.76	-$	1,014.84	-$	5,926.06	-$	11,825.87
-$	101,776.55	-$	72,917.41	-$	91,217.38	-$	91,579.84	-$	98,911.20	-$	832,160.07

MT-8 - Accrual Basis

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

Jetson
Intelligent Voice Commerce



JETSON

| ⊘ Website | 📍 New York, NY | | TECHNOLOGY |

Jetson is an online marketplace that works with voice-activated assistants, such as Alexa, Siri, and Google Home, to facilitate online shopping and enable brands of all sizes to sell their products/services through conversational interfaces.

$0.00 raised ⓘ

0	$20M
Investors	Valuation Cap
1.0%	**$250.00**
Annual Interest Rate	Min. Investment
20.0%	**Conv. Note**
Discount Rate	Offering Type
02/01/23	**Reg CF**
Maturity Date	Offering

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Global digital commerce sales are expected to near $6 trillion by 2022 and the voice commerce market is predicted to reach over $80 billion per year 2023.

- Jetson has previously raised ~$2.8 million from investors and signed partnerships with Postmates, Shopify, Amazon Pay, Chowly, Delivery.com, Nexmo (the Vonage API platform), and Square.

- As of November 2020, our voice-first marketplace has 13,150+ merchants, up from 138 in October 2019, as well as 1.46 million+ products.

OVERVIEW

Voice as the new interface for online shopping

The idea for Jetson originated when founder, Peter Peng, attempted to use Alexa to order some toothpaste online. Alexa was only able to give a "single shot" recommendation for a toothpaste Peng had never heard of, and was unable to ask for specifications such as brand, size or quantity (things you'd be able to modify in an eCommerce search engine).

After struggling to find an easy and affordable pre-built solution to this problem, Peng set out to build Jetson: a "voice-first" marketplace that enables brands of any size to easily start selling their products and services through conversational interfaces.



THE PROBLEM

Popular voice-activated AI assistants fall short when it comes to online shopping

Have you ever tried to order something using Alexa, Siri, Google Home, or any other voice assistant? The ordering experience is either non-existent or very
limited, providing only "single shot" recommendations to the user.

limited, providing only "single shot" recommendations to the user.

There are virtually no simple and affordable options when it comes to finding an intelligent AI system that can perform multi-step functions to assist with online shopping.

THE SOLUTION

An easy and affordable self-service platform for voice-activated online shopping

Jetson is a self-service platform that enables businesses to quickly and inexpensively start selling their products via voice interface. Our patent-pending NLU (natural language understanding) technology brings the voice ordering experience to life, facilitating intelligent "multi-step" conversations that allow users to explore a menu or catalog, customize products, and easily make purchases.


Give Your Brand A Voice


Jetson is a "voice first" marketplace that enables brands of any size to easily start selling their products and services through conversational interfaces.



Our developer friendly API allows Jetson to be integrated into users' existing voice-first application, such as Alexa, Siri, or Google Home, as well as into any back office system.



Create a New Sales Channel on Jetson.

Be Heard Everywhere






amazon alexa   PHONE   Google Assistant   SMS



Global digital commerce sales are reaching the trillions

In 2019, consumers spent $601.75 billion online through U.S. merchants, (representing 14.9% YOY growth). E-commerce also made up 16% of total 2019 retail sales, (up from 14.4% in 2018 and 13.2% in 2017) (Source).





The COVID-19 pandemic has also amplified this growth. In May of 2020, consumers' online spending grew by 77% YOY, and global digital commerce sales are expected to near $6 trillion by 2022 (Source).



Juniper Research projected that the voice commerce market will reach over $80 billion per year by 2023. The number of smart speakers in U.S. households reached 157 million in December 2019, a rapid 135% growth in two years (Source).



The number of smart speaks in U.S. households **grew by 135% in 2 years**



Number of Smart Speakers In U.S. Households

157M

119M

67M



Dec 2017   Dec 2018   Dec 2019

Capital Invested and Deal Count In Communication Software



The above chart provides insights into the communication software sector and its trends over recent years.

OUR TRACTION

Partnerships and joint ventures with major industry players

We have signed partnerships with Postmates, Shopify, Amazon Pay, Chowly, Delivery.com, Nexmo (the Vonage API platform), and Square. We have a joint venture with Think Acquisition, a government technology acquisition firm founded by former director of an organization within the U.S. Department of Homeland Security. We've also signed an LOI with TSD Global/Order Solutions, to power phone ordering using voice AI for their large franchise restaurant partners.

Partnerships












Jetson has previously raised ~$2.8 million from crowd investors, a corporate investor, and angel investors. As of November 2020, the voice-first marketplace has over 13,150 merchants – up from 138 in October 2019 – and more than 1.46 million products.



Proven Success

~$2.8
Previously Raised

13K+
Merchants In Marketplace

1.46M
Products In Marketplace

WHAT WE DO

A simple and user-friendly voice-powered ecommerce interface

Customers can begin using Jetson by simply creating an account, inputting their information such as payment and delivery address, and then telling their smart speaker that they would like to place an order. The Jetson system is able to answer product-related questions and make recommendations, as the customer is ordering. At the end, the customer is asked to confirm their order, before it is finalized and shipped out.

Jetson Helps Companies





Get Discovered	Promote Deals	Sell Products

Allowing Them To

  

Sell More	Launch Quickly	Save Money

Features of Jetson include:

- Dialogue customization
- Upload of menu items or products
- Integration of merchant payment providers
- Customer insight and analytics
- Dedicated support
- Processing of all major credit cards



Jetson is Easy & Intuitive For Users

Jetson + Alexa	Jetson + Google Assistant	Retail Demo

  

Jetson offers companies full end-to-end integration, hybrid integration, or micro service API and reference designs enabling companies to develop their own systems with Jetson technology. Our 'Enterprise' offering also provides companies

with API access, kiosk and IoT integration, and the ability to integrate with enterprise resource planning (ERP), point-of-sale (POS), and property management systems.



POWERED BY
JETSON

Intellectual Property

Voice-First Templates

API Usage

Non-Recurring Engineering

THE BUSINESS MODEL

Multiple offerings with high profit margins



We Currently Have Three Versions
Of Our Technology

Basic

$0/Mo

Businesses can **list their general information, products, promotions, and services on the Jetson platform**, making them "discoverable" through various voice channels. This helps Jetson develop their business community and acts as a method to bring future clients onto the platform.

Jetson

$49/Mo

Companies looking to **sell on Jetson** will need to sign up for Jetson's base service. This service costs $49 per month (previously $125/mo.) and does not have any other Jetson-related fees. Sellers can **process customer payments through the Jetson** platform.

Enterprise

One-time engineering fee + monthly fee based on usage

The Jetson Enterprise plan enables customers to white-label their voice commerce services using Jetson's APIs. The enterprise plan also includes revenue metrics and analytics, integration with third-party ERP and PoS systems, and dedicated customer support.

We are currently focused on selling our technology to small and medium-sized businesses, in partnership with various go-to-market companies. We distribute our technology online, through our direct sales force, and a variety of indirect distribution channels such as value-added resellers and partners. Our average order value is $87.38, while our COGS is $87.58. We have about a 98% gross profit margin.

Please refer to Exhibit B of our Offering Memorandum which contains further financial information on Jetson. You will find our audited financial statements for the periods ending on December 31, 2018 and December 31, 2019. In addition, you will find our 2020 balance sheet but please note these numbers are subject to change as they have yet to be reviewed or audited by an independent accountant.



Spend Per Customer
-65.7%
$87.38
$255.21
Feb 2020
Jan 2021

Our Gross Profit Margin is roughly 98%

HOW WE ARE DIFFERENT

A simple, affordable, and streamlined voice-activated ecommerce experience

Jetson's competitors offer voice commerce solutions, but primarily focus on the agency model which requires building custom voice applications for each brand. This approach is much slower and more costly than ours. Jetson's platform, on the other hand, has the ability to onboard thousands of merchants without sacrificing the quality of the ordering experience, giving Jetson a first-to-market advantage in the voice commerce space.

Like Shopify, Jetson's platform allows for seamless merchant onboarding at scale. Our approach is predicated on lowering the barrier to entry for voice, with turnkey setup in minutes, and a low price of only $49/month.



JETSON Voysis clinc Voicify





Marketplace	✓			
Omni-Channel	✓			
Defensible IP	✓	✓	✓	
Ubiquitous	✓	✓	✓	✓
Brand	✓	✓		
Payments	✓			

THE VISION

Voice as the new interface

We believe that Jetson will one day become the world's next transformational tech company. Our goal is to proliferate the use of AI technology to the masses by adding true utility to the voice assistants and chatbots of today, starting with conversational commerce. Our mission is to create a better tomorrow by helping transition the world from an age of information, to the age of automation where voice becomes the new interface.

Over the next 3 years we aim to onboard over 1 million end users and integrate over 100 top US brands onto Jetson's marketplace. Our next phase plans include taking Jetson into automotive, banking, media, and telecom industries. Once Jetson has significant traction within the US market, we also aim to expand into new geographies such as Europe and Latin America.


Food
Retail
Hospitality
Jetson Phase 1
Health
Banking
Auto
Telecom
Media

OUR LEADERSHIP

We believe our technology has the ability to change the world

Our diverse team has brought people together from all over the world, to create technology so valuable that it will benefit generations to come. Founder and CEO, Peter Peng, is a domain expert in emerging technology and is considered a thought leader in the voice commerce space, while our advisory board is made up of experienced executives with deep knowledge of the industry.



We believe that the Jetson team will be successful through the institution of best practices in our design and engineering methodologies. We focus on helping our employees gain the soft skills needed to work with one other effectively. The company culture we have created will allow us to scale tremendously as we start to retain more end users, enterprise customers, and raise additional capital to grow the company.





WHY INVEST

Investing in Jetson means investing in the future potential of AI

We believe that Jetson is not only a first mover in the voice commerce space, but is also poised to become a first-scaler, showing all the signs of early traction to become the next transformational technology company. From defensive IP and early revenue, to enterprise partnerships with companies like Postmates, Shopify, Amazon Pay, and Square, the Jetson team understands what it takes to create a market and has successfully crossed the chasm of voice commerce, as a pioneer in the space.



Businesses today are racing to voice commerce, as they search for contactless solutions for their customers (post COVID19), as well as new sales channels to engage customers and build their brand. These two forces combined are a catalyst for the once nascent voice commerce market to finally hit it's inflexion point. The time is now to invest in Jetson AI and change the world one voice at a time.



Changing The World,
One Voice At A Time.



Meet Our Team



Peter Peng
Chairman, Founder, CEO
Peter Peng, Founder and CEO: With over 12

years of experience leading companies in both software and hardware, Peter has a passion for crafting new user experiences surrounding emerging technologies. In 2014, Peter was one of the first in the world to lock/unlock a smart lock with Google Glass using voice and visual interfaces. His passion for the commercialization of AI through voice is what lead to the creation of Jetson, an intelligent voice commerce platform. Peter holds an undergraduate degree from the University of Central Florida.





Heber Maughan
Chief Financial Officer

Heber joined Jetson in 2019 to serve as the company's CFO. He is also the owner of MaughanSullivan, an accounting and financial services firm, and Maughan and Associate, a tax and business consulting firm. Prior to that, he was the VP and treasurer of MonaVie and the CFO of InnerLight WorldWide. He has also served in C-suite level roles at Star Bridge Systems and Paradigm Medical Industries. He earned his master's in accountancy from BYU and his BS in accounting and finance from Oklahoma State University.





John Caparella
Advisor

John is a hospitality executive with over 35 years of experience in the hotel and entertainment industries. Most notably, John served as the President and COO of The Venetian / Palazzo and COO of Gaylord Hotels.





Brian Garr
Advisor

Brian Garr has spent 22 years building, marketing, and selling AI technologies and solutions, including machine translation, speech recognition, and natural language understanding. He was formerly the CEO of Linguasys, COO of Cognitive Code, as well as Program Director for IBM.





Roger Luo PHD
Advisor

Roger is a top industrial researcher in the field of AI/ML/Data Mining. Roger was most recently the research and engineering manager at Snap Inc., and was formerly a senior research manager at Yahoo! Labs





Chris Fine
Advisor

Chris is a highly respected industry analyst, strategist and technologist and is a frequent speaker and panelist at industry events. His career background includes over 25 years in



engineering, IT, and advisory roles at Goldman Sachs.

Offering Summary

Company	Jetson AI Inc.
Corporate Address	251 W 30th Street, Suite 507, New York, NY 10001
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Convertible Promissory Notes
Type of Equity Converted Into	Common Stock
Conversion Trigger	$1,000,000.00
Maturity Date	February 01, 2023
Valuation Cap	$20,000,000.00
Discount Rate	20.0%
Annual Interest Rate	1.0%

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in Jetson AI Inc.. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $20,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 1.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive

Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated from May 4, 2020 to February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Investments Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus interest

Super Early Bird - Next 72 hours | 10% bonus interest

Early Bird Bonus - Next 7 days | 5% bonus interest

Volume

Tier 1 perk - ($500 + Jetson T-shirt with Logo printed on it)

Tier 2 perk - ($1000 + Jetson Hat (Cap Style) with Embroidered Logo)

Tier 3 perk - ($5,000+ FREE Jetson Seller account for life (value of $49/month))

Tier 4 perk - ($10,000+ 30 minute "Ask Me Anything" Zoom Session with CEO Peter Peng + 5% bonus interest)

Tier 5 perk - ($25,000+ 10% bonus interest)

Tier 6 perk - ($50,000+ 15% bonus interest)

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Jetson AI, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 1.1%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video Transcript

Is your business struggling to stay competitive?

We know that it's hard to keep up and even harder to get ahead.

Today's consumer expects to have many options for how to engage with you; and with the rise of AI, this now includes using voice assistants and smart speakers to order everything from new light bulbs to a gourmet dinner.

That's why we developed Jetson, the fastest and most affordable way to offer voice-first commerce technology to your customers.

It's easy to set up. Simply upload your business information and items, and click a button. Jetson will create your own voice-first marketplace in minutes – allowing your customers to order from any Alexa or Google Assistant-enabled device, Slack, SMS text, or a voice prompted phone call.

It's easy to set up. Simply upload your business information and items, and click a button. Jetson will create your own voice-first marketplace in minutes – allowing your customers to order from any Alexa or Google Assistant-enabled device, Slack, SMS text, or a voice prompted phone call.

Voice-first technology opens up more opportunities for sales and growth and automates tasks that were once done by a human, saving you time and money.

Millions of people are already using voice technology everyday to make their lives easier, so don't you think it's time for you to make your millions too?

Jetson can help you get there.

Sign up for a free trial today.

Second Video Transcript

Alexa, open Jetson AI.

Hello. Jetson here. How may I help you?

I'm looking for a restaurant that has spaghetti bolognese.

Okay. Which location are you closest to? Say home location for 9386 Sierra Mar Drive or work location for 251 West 30th Street.

I'm at my home location.

Based on your location, I suggest Panini Pizzeria and Italian Kitchen. Would you like me to take

you there?

Sure.

Welcome to Panini Pizzeria and Italian Kitchen. Are you looking for company information or to start an order?

Let's start an order.

Would you like it for pickup or delivery?

Delivery.

Which one of these choices sounds good to you? Coupons, specialty pizzas, appetizers, salads, fries, vegetarian pasta dishes, meats pasta dishes, chicken pasta dishes, sandwiches, burgers, delicious plates, desserts, beverages.

Let's check out the meats pasta.

Which meats pasta dishes would you like? Spaghetti bolognese, spaghetti and meatballs, beef ravioli cheese tortellini, penne roma, or you can hear all of the choices.

I'll take the spaghetti bolognese.

Great. I got spaghetti bolognese. Which pasta ad-ons would you like? You can choose up to two, none, grilled fresh chicken breast, jumbo shrimp, six PC.

Jumbo shrimp.

One spaghetti bolognese with the following options. Jumbo shrimp six PC is now added to your cart. The price of this item is $20.48. Keep ordering, or let me know when you are ready to check out.

I'm ready to check out.

Would you like to add tip? Please choose from 10%, 15%, 20%, no tip, other.

20%.

Great. Your order from Panini Pizzeria and Italian Kitchen is one spaghetti bolognese jumbo shrimp six PC, and your total is $26.53, including the taxes and tip. Your order will be delivered to 9386 Sierra Mar Drive, Los Angeles, California 90069. Feel free to add to your order or let me know when you are ready to pay.

I'm ready to pay.

Please wait while I process your payment. You have been charged $26.53, including the taxes and tip. Your order will be delivered in approximately 45 minutes at 9386 Sierra Mar Drive, Los Angeles, California 90069. If you need to cancel or have any questions, contact Jetson AI at support at Jetson.I. Enjoy.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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<u>Hitting The Target Goal Early & Oversubscriptions</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

    (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2019 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Artesian CPA, LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the

amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

       If to the Company, to: %%ADDRESS_OF_ISSUER%%

       If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable,

the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of

the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY

OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


CONVERTIBLE PROMISSORY NOTE
SERIES 2021 - CF


$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on February 1, 2023 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an **"Event of Default"**, provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the

restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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